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Exhibit 8.1

List of Findexa II AS Significant Subsidiaries

        Our significant subsidiaries as at December 31, 2002 were as follows:

Subsidiary	Country of Incorporation	% Ownership at December 31, 2002
Findexa I AS	Norway	100%
Findexa Belgium SCA	Belgium	100%
Findexa AS	Norway	100%
Findexa France Holding SA	France	100%

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  Exhibit 8.1